FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  October 2010

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by Hang Seng Bank, a 62.14 per cent owned subsidiary of the HSBC Group.

1 November 2010

HANG SENG ANNOUNCES
THIRD INTERIM DIVIDEND FOR 2010

The Board of Directors of Hang Seng Bank Limited (the "Bank") today declared a third interim dividend in respect of the year ending 31 December 2010 of HK$1.10 per share, which will be payable on Wednesday, 1 December 2010, to shareholders whose names appear on the Register of Shareholders of the Bank onTuesday, 16 November 2010.

The dividend as declared should not be taken as an indication of the level of profit or dividend for the full year of the Bank.

The results for the year ending 31 December 2010 will be announced on Monday, 28 February 2011. It is intended that any fourth interim dividend for 2010 that is announced on that date would be payable on Wednesday, 30 March 2011 to shareholders whose names appear on the Register of Shareholders of the Bank onTuesday, 15 March 2011.

The Register of Shareholders of the Bank will be closed for one day on Tuesday, 16 November 2010, during which no transfer of shares can be registered. To qualify for the third interim dividend for 2010, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 pm on Monday, 15 November 2010. Shares of the Bank will be traded ex-dividend as from Friday, 12 November 2010.

Media enquires to Brendan McNamara on +44 (0) 20 7991 0655 or at brendan.mcnamara@hsbc.com

Notes to editors:

Hang Seng Bank Limited
Founded in 1933, Hang Seng Bank operates around 220 service outlets, of which 104 are branches serving both personal and business customers. The Bank also maintains a branch in Shenzhen for foreign currency wholesale business, branches in Macau and Singapore, and representative offices in Xiamen and Taipei.

Established on 28 May 2007, wholly owned subsidiary Hang Seng Bank (China) Limited operates a mainland China network of 38 outlets in Beijing, Shanghai, Guangzhou, Shenzhen, Dongguan, Fuzhou, Nanjing, Hangzhou, Ningbo, Tianjin, Kunming, Foshan and Zhongshan.

With consolidated assets of HK$871.1 billion as at 30 June 2010, Hang Seng Bank reported a profit attributable to shareholders of HK$6,964 million for the first six months of 2010 and HK$13,138 million in 2009. Hang Seng Bank is a principal member of the HSBC Group, one of the world's largest banking and financial services organisations. For further information on Hang Seng Bank, please visit the bank's website at www.hangseng.com.

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 1 November, 2010